GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06

Singapore 138492

+65-9684-1256

January 11, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grab Holdings Limited (the “Company”)

Registration Statement on Form F-1

File No. 333-261949

Dear Mr. Anderegg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Grab Holdings Limited (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that the same will become effective on January 13, 2022, at 9:00 AM, Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We request that we be notified of such effectiveness by a telephone call to Brian V. Breheny at (202) 371-7180, Jonathan B. Stone at +852-3740-4703 or Rajeev P. Duggal at +65-6434-2980 of Skadden, Arps, Slate, Meagher & Flom LLP, and that such effectiveness also be confirmed in writing.

Very truly yours, GRAB HOLDINGS LIMITED

By:	/s/ Peter Oey
Name: Peter Oey
Title: Chief Financial Officer

cc:	Christopher Betts, General Counsel, Grab Holdings Inc.
Brian Breheny, Skadden, Arps, Slate, Meagher & Flom LLP
Jonathan Stone, Skadden, Arps, Slate, Meagher & Flom LLP
Rajeev Duggal, Skadden, Arps, Slate, Meagher & Flom LLP